December 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner
Laura Nicholson

Re:	CDT Environmental Technology Investment Holdings Limited
Amendment No. 6 to Registration Statement on Form F-1
Filed March 25, 2022
File No. 333-252127

Ladies and Gentlemen:

CDT Environmental Technology Investment Holdings Limited (the “Company”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 11, 2022 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on March 25, 2022, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Amendment No. 6 to Registration Statement on Form F-1

Cover Page

1.	We note your revised disclosure in response to prior comment 2 and reissue it in part. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries are conducting the business operations. Please refrain from using terms such as “we” or “our” when describing activities or functions of the operating subsidiaries.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and page ii of the Registration Statement accordingly.

2.	We note your revised disclosure in response to prior comment 4 and reissue it in part. Please revise to provide a cross-reference to the consolidated financial statements.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 6 and 45 of the Registration Statement accordingly.

Prospectus Summary

Corporate History and Structure, page 6

3.	We note your revised disclosure in response to prior comment 8 that no transfers, dividends or distributions have been made by you to your subsidiaries. Please also clarify whether the holding company has made any transfers, dividends, or distributions to U.S. investors to date.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 6 and 45 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-0755-86667996 or by e-mail at liyunwu@cdthb.cn or the Company’s counsel by telephone at 305-539-3306 or by email at clayton.parker@klgates.com.

Sincerely,

/s/ Yunwu Li

Yunwu Li, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, K&L Gates LLP